GlobalTel IP, Inc.

7999 N. Federal Hwy Suite 401

Boca Raton, FL 33487

561-939-3300 ∙ Fax 561-981-3540

July 28, 2006

Mark P. Shuman, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

RE:

GlobalTel IP, Inc.

Registration Statement on Form SB-2

Commission File No. 333-135585

Date Filed: July 3, 2006

Dear Mr. Shuman,

Reference is made to your letter of July 11, 2006 with respect to your preliminary review of our registration statement.   The attached letter has been prepared by our auditors and addresses the comments made in your letter.

Sincerely,

/s/ Larry M. Reid

Larry M. Reid

Executive Vice President and

Chief Financial Officer